Exhibit 99.2

LETTER TO UNITHOLDERS

The events that have taken place in the global capital markets during the past year, but in particular the last few months, have been unprecedented. Few organizations have been immune, including Brookfield Infrastructure1. Stock market volatility has been spectacular and liquidity in the broader credit markets has been severely constrained. The ongoing fear and pessimism has led to a dramatic reduction in stock market indexes around the world, with the S&P 500 decreasing more than 30% year to date. Our unit price has declined, by and large in line with the overall market. We believe this is largely because of the broader factors at play and not due to any specific performance concerns of the Partnership. Brookfield Infrastructure remains on solid footing with excellent assets, a conservative capital structure and significant financial liquidity.

Our strategy is to acquire high quality infrastructure assets and ensure that they are financed appropriately. In addition, we maintain significant liquidity to support our investments and fund future growth. We believe this strategy will serve us well particularly in periods of extreme market and economic uncertainty like what we are experiencing today.

The attractiveness of infrastructure assets is being highlighted in the current environment. These assets are less affected than others because they provide essential services that support the economy. Often, and in many respects, they are immune to economic cycles due to their regulatory frameworks which provide for a rate of return on invested capital. This is the case with our Transelec and in Ontario Transmission investments. Our timber assets are also unique. Although near term cash flow has been impacted by the economic weakening, we are preserving the value of our asset base by leaving our high quality trees on the stump to continue to grow and to become more valuable. As a result, for both our transmission and timber businesses, while short-term factors will influence current perceptions of market value, the underlying fundamentals remain strong, which we believe will be recognized when markets stabilize.

We have financed our assets using a conservative and prudent approach with respect to the use of debt. Our debt strategy is underpinned by the objective of employing a capital structure that achieves investment grade credit ratings. The benefit is that this structure provides greater operating flexibility with reduced covenants. This ensures that operating and investment decisions are those that maximize long-term value rather than those that are more reactive and short-term focused. Our experience has been that investment grade structures have access to capital throughout the credit cycle. Furthermore, we finance our assets on a non-recourse basis and have a diversified portfolio of maturities and currently have no significant debt maturities until 2011.

Consistent with our strategy, we also have significant liquidity available to us to help ensure that we can support our investments and take advantage of new opportunities. Brookfield Infrastructure has over $600 million of liquidity, comprised of cash on the balance sheet, a $450 million committed credit facility and the $270 million of proceeds we anticipate receiving from the sale of our Brazilian transmission asset.

As a result, Brookfield Infrastructure is well positioned. It has a solid foundation from which to grow. We believe that the downturn in the global capital markets will present exceptional opportunities that will help contribute to the growth of our business and the returns to our unitholders. In addition, we have the added benefit of a strong sponsor. Brookfield Asset Management Inc. (“Brookfield”) has expertise in executing complex transactions. In this uncertain investment environment, being able to move quickly and act decisively in response to market conditions is an added competitive advantage.

[1]	Brookfield Infrastructure Partners L.P.’s, (the “Partnership”) sole material asset is its 60% limited partnership interest in Brookfield Infrastructure L.P. (together with its subsidiaries “Brookfield Infrastructure” or “we” or “us”) which it accounts for using the equity method. As a result, the results discussed herein are those of Brookfield Infrastructure as they reflect the Partnership’s underlying operations in greater detail than results for the Partnership.

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Third Quarter Results

Third quarter results reflect strong transmission results that were offset by weak results from our timber operations. Overall, third quarter 2008 adjusted net operating income1 (ANOI) was $13.1 million compared with third quarter 2007 proforma2 ANOI of $17.4 million.

Current Operations

Transmission

For the quarter, our transmission business generated $17.1 million of ANOI. Overall, excluding non-recurring revenue from Transelec and normalizing dividends received from TBE, our transmission operations’ performance was consistent with last year. Our results were primarily driven by Transelec, which generated $0.7 million more ANOI in the third quarter of 2008 than in the same period of 2007. This was offset by increased development costs at our Ontario Transmission operations.

As we have discussed in the past, Transelec has a plan to invest $1 billion3 in growth capital expenditures over the next five years, including 2008, of which Brookfield Infrastructure’s share is approximately $180 million. It is too early to determine whether or not the current financial crisis will have a material impact on economic growth in Chile or on our customers’ ability to finance their capital projects which underpin our growth plan. However, we are beginning to see an increase in potential acquisition opportunities as some industry participants look to sell assets to raise cash. Transelec shareholders are committed to investing more capital in attractive growth projects within Chile. Furthermore, in order to partially finance its growth plan, Transelec has executed a credit facility of approximately $130 million.

During the quarter, Transelec implemented the long-term hedge program that we previously disclosed in order to reduce its exposure to the Chilean peso. As a result, Transelec has been substantially converted to a U.S. dollar asset with minimal ongoing exposure to the Chilean peso. This program was completed in August, prior to the recent significant devaluation of the Chilean peso.

On September 24, 2008, Brookfield Infrastructure exercised its option to sell its minority interests in TBE. The primary purchaser of our shares will be the state owned, Brazilian electric utility, CEMIG. Upon transaction close, which we anticipate will be in January of 2009, we estimate that we will receive proceeds of approximately R$480 million. As markets became more volatile, we extended our foreign currency hedge in connection with these anticipated proceeds to January 31, 2009 to provide additional protection. After-tax proceeds are anticipated to be approximately $270 million, of which $27 million has already been received from a realized hedge gain.

2	ANOI is equal to net income plus depreciation, depletion and amortization, deferred taxes and certain other items less income from predecessor. A reconciliation of net income to ANOI is available in the Partnership’s Supplemental Financial Information for the quarter ended September 30, 2008 at www.brookfieldinfrastructure.com.
3	The comparative results for the three-month period ended September 30, 2007 assume that the current operations were all held by Brookfield Infrastructure on the same basis as the current period.
4	Please refer to the note on the final page of this Letter to Unitholders regarding forward-looking information. There is no assurance that any such system upgrade or expansion will or can be made, or that such returns can or will be realized. Our ability to invest in system upgrades and expansion projects and earn such returns is dependent on a number of factors including successful implementation of system upgrade and project expansion plans, general economic conditions, the availability of equity and debt financing for Brookfield Infrastructure and other risk factors described in the documents filed by the Partnership with the securities regulators in Canada and the United States including under “Risk Factors” in the Partnership’s annual report for 2007 on Form 20-F and other risks and factors that are described therein.

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Timber

In the third quarter, our timber business generated $1.6 million of ANOI. Results from our timber business reflect further softness in log prices, as compared with the first half of the year, as the crisis in the U.S. housing market deepened. Overall, our timber operations recorded an 18% decrease in ANOI compared with the prior year quarter as a result of reduced sales volumes, lower sawlog prices and increased harvesting costs due to higher fuel prices. As in previous quarters, we are working hard to optimize our harvest mix in order to maximize margins. Based on our current assessment of market conditions, we believe performance of our timber business in the fourth quarter of 2008 will likely be similar to this quarter. Furthermore, we do not see any significant recovery in log markets until 2010. However, as demand recovers, we believe our timber business will benefit from very positive fundamentals on the supply side, which should yield a period of price increases well in excess of inflation. We expect to be in a position to capture this value by ramping up our harvest levels in both our Canadian and U.S. timber operations.

In early November 2008, Longview, in which Brookfield Infrastructure holds a 30% interest, is expected to complete the add-on acquisition of a 67,661 acre tree farm in Washington State for $163 million. The property is in close proximity to Longview’s existing asset base and will benefit from efficiencies associated with integration into Longview’s operations. Concurrently, Longview will repay its outstanding bridge loan whose principal amount was $250 million as of the end of the third quarter. In order to fund these amounts, Longview will issue $70 million of long-term debt and finance the balance with new equity. Brookfield Infrastructure will invest $103 million directly and indirectly into Longview in order to maintain its interest at the 30% level.

Public Private Partnership (PPP) Acquisition Update

As we discussed last quarter, we are in the process of acquiring the equity interests in three PPP projects – Royal Melbourne Showgrounds and Long Bay Forensic and Prison Hospitals in Australia and the Peterborough Hospital in the United Kingdom – from Brookfield Multiplex. The purchase price will be determined at transaction close based upon prevailing exchange rates. Based on current exchange rates, we estimate the purchase price to be approximately $20 million. During the quarter, we made significant progress finalizing the definitive agreements and negotiating the consents to transfer. Since this is a related-party transaction, the acquisition is subject to obtaining a satisfactory fairness opinion from an independent financial advisor. We anticipate that closing will occur in November of 2008.

Unit Repurchase Program

The Board of Directors has authorized a unit repurchase program for the repurchase of up to $25 million of units of the Partnership. We believe that, from time to time, the market price of the Partnership’s units may not fully reflect the underlying value of the Partnership’s business and its future business prospects. In such circumstances, the outstanding units may represent a more attractive investment for the Partnership in comparison with other alternatives. The bid will provide us with the flexibility to repurchase our units over the next twelve months in the event such circumstances persist.

Outlook

The outlook for the world’s economies and capital markets remains uncertain. We believe, however, that with the quality of our assets, the conservative financing structure that we have employed and our current liquidity, we are well positioned. We expect our regulated transmission business to continue to deliver predictable and steady results. The results from our timber business will be more uncertain but given our operating flexibility we believe we can manage this business to create long-term value.

The distress in the financial markets is creating a number of attractive investment opportunities. As we grow our asset base, our objective is to build a portfolio that is balanced between utilities, transportation and timber operations. With our strong liquidity position and the sponsorship of Brookfield, we are optimistic about our ability to acquire additional assets. As we proceed, caution will be necessary, but we believe that we are in a unique period of time where exceptional value can be created. We look forward to updating you on our progress in the months ahead.

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Sincerely,

Samuel Pollock	Aaron Regent
Co-Chief Executive Officer	Co-Chief Executive Officer
Brookfield Infrastructure Group Corp.	Brookfield Infrastructure Group Corp.

November 4, 2008

Note: This Letter to Unitholders contains forward-looking information within the meaning of Canadian provincial securities laws and “forward looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “ensure,” “likely,” “estimate,” “objective,” “grow,” “positioned,” “build,” “anticipate,” “expect,” “increase,” “prospects,” “opportunities,” “believe,” “growth,” “will,” “strategy,” “continue,” “can,” “should,” derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this Letter to Unitholders include statements about Brookfield Infrastructure’s ability to succeed given the current economic environment now and in the future, Brookfield Infrastructure’s liquidity, the ability to capitalize on the relationship with Brookfield; yielding premium returns, the ability to capitalize on investment opportunities, complete acquisitions and secure future financing, refinancing Transelec’s debt, completing the sale of TBE, performance of our timber business in the fourth quarter, recovery timelines and future timber prices, integration of Longview’s acquisition, plans for Brookfield Infrastructure’s Chilean transmission operation to invest in upgrades of its system and expansion projects, the ability to complete the PPP acquisitions, the future performance of Brookfield Infrastructure’s operations, the prospects of recovery of the economy and capital markets and the overall prospects of Brookfield Infrastructure and the industries in which it operates. Although the Partnership believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this Letter to Unitholders. The future performance and prospects of the Partnership and Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of the Partnership and Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this Letter to Unitholders include general economic conditions in the United States and elsewhere, which may impact the markets for timber, changes in inflation rates in the U.S. and elsewhere, foreign exchange rates, the fact that success of Brookfield Infrastructure is dependant on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing, the ability to effectively complete new acquisitions in the competitive infrastructure space and to integrate acquisitions into existing operations, and other risks and factors described in the documents filed by the Partnership with the securities regulators in Canada and the United States including under “Risk Factors” in the Partnership’s annual report for 2007 on Form 20-F and other risks and factors that are described therein. Except as required by law, the Partnership undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise

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